UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment Number 2

to

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES

OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of The Securities Exchange Act of 1934

Alchemy Enterprises, Ltd.
(Name of Small Business Issuer in its charter)

Nevada	68-0515422
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3812 N. Gallatin, Mesa, Arizona	85215
(Address of principal executive offices)	(Zip Code)

Issuer's telephone number: (480) 985-0749

Securities to be registered under Section 12(b) of the Act:
Title of each class to be so registered	Name of each exchange on which each class is to be registered

Securities to be registered under Section 12(g) of the Act:
Common Stock
(Title of class)

PART I

Item 1. Description of Business.

Business Development and Summary

Alchemy Enterprises, Ltd. was organized by the filing of articles of incorporation with the Secretary of State of the State of Nevada on April 21, 1999.  We were initially authorized to issue 25,000 shares of no par value common stock.  On October 29, 2002, we amended our articles of incorporation to increase our authorized capital to 25,000,000 shares with a par value of $0.001.  Subsequently, on January 21, 2005, we amended our articles of incorporation to further increase our authorized capital to 100,000,000 shares of common stock.  We have issued an aggregate of 3,630,000 shares of our common stock to 31 shareholders of record.

 Our founder, John Yamada, resigned as our sole officer and director on December 1, 2004.  The loss of our sole employee, who also serves as our sole officer and only director, could force us to go out of business.  Mr. Yamada was previously employed by Ecolab, a company in a similar line of business as the company, from 1990 to 2002, when he relinquished his position with Ecolab.  However, in 2004, Mr. Yamada resumed his employment with Ecolab and was forced to terminate his relationship with Alchemy Enterprises.  In an effort to find a replacement for himself and to preserve continuity of control without our founder and sole officer and director, Mr. Yamada contacted Harold Sciotto, a beneficial owner of our common stock, regarding assuming control of our company in light of the conflict of interest arising from Mr. Yamada's employment with Ecolab.  Mr. Sciotto was resultantly appointed as our new sole officer and director.  Mr. Sciotto subsequently purchased 2,000,000 shares of common stock owned by Mr. Yamada in a private transaction.

We have had no operations and are considered a development stage company.  Since our inception, we have generated no revenues and incurred a net loss of $32,624.  Since our formation, our operations have been devoted primarily to startup and development activities, which include the following:

1.

Formation of the company and obtaining start-up capital;

2.

Obtaining capital through sales of our common stock;

3.

Developing our corporate hierarchy, including naming directors to our board, appointing our executive officers and setting forth a business plan;

4.

Identifying and contacting suppliers of bio-degradable cleaning products; and

5.

Establishing a website at http://www.allchemy.cc/index.htm.

Alchemy has never been party to any bankruptcy, receivership or similar proceeding, nor have we undergone any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business.

Business of Issuer

Principal Products and Principal Markets

Alchemy intends to market a private-label bio-degradable product line, which will consist of a wide variety of chemical products for all types of applications.  We do not intend to produce any products in-house.  We plan to purchase chemicals from third-party suppliers or manufacturers and label them for resale under our corporate name.

In the fourth quarter of 2004, we contacted four chemical companies: Alconox (White Plains, NY), Casco Products Company (Brookhaven, MS), AlfaKleen Chemical Laboratories (Costa Mesa, CA), and Uline (Waukegan, IL).  Three companies, Alconox, Uline and AlfaKleen, responded to our correspondence.  We ordered samples from these companies, and received parcels in November 2004.  Subsequently, we placed an order with AlfaKleen on January 7, 2005, to private label ten different cleaning products suitable for each of the four product segments listed above.  AlfaKleen claims that the products we plan to private-label are safe for daily use and the environment and that their products are sanctioned as environmentally safe by the United States Department of Agriculture, Food and Drug Administration and GreenSeal.

Our private-label product line is intended to include detergents, degreasers, cleansers, bleaches and solvents.  In particular, Alchemy plans to focus on the following product segments:

1.

Institutional products, programs and services for the foodservice and hospitality industries, including ware washing, on-premise laundry, housekeeping, water filtration and conditioning, specialty kitchen and laundry products, kitchen exhaust cleaning, rooftop grease containment and pool and spa management.

2.

Cleaning and sanitizing products, services and training programs for the quick-service restaurant, convenience store and food retail markets.

3.

Cleaning and sanitizing products, equipment, systems, and services for the agribusiness, beverage, brewery, pharmaceutical, dairy and food processing industries.

4.

Professional line of products for janitorial cleaning and infection prevention products, programs and systems for the commercial, industrial and healthcare markets.

Distribution Methods of the Products

Initially, we will target local restaurants, healthcare facilities, hotel chains, correctional facilities and janitorial supply houses in the State of Arizona.  In particular, Alchemy plans to aim its marketing efforts at property owners, facilities maintenance professionals, wholesale distributors and laundry supply and repair companies.  We do not intend to market our products to individuals.

The Internet lends itself well to the distribution of chemical products due to its ability to provide information and purchasing capabilities.  We have established a web site at http://www.allchemy.cc/index.htm, which is intended to serve as our primary sales channel.  This site is the home of our operations, the principal method through which we will market, sell and distribute our products.  We expect the majority of our revenues to be realized from on-line purchases.  The web site contains an order form that interested customers can utilize to place an order for cleaning supplies via mail or facsimile.

In addition to using the Internet for sales, we intend to sell our merchandise directly to commercial users through personal contact.  Initially, our sole officer and director will perform all sales functions, for which he will not receive remuneration as a direct result of.  Mr. Sciotto will periodically contact companies with which he has a previously outstanding relationship through his independent consulting practice during the time he commits to our business.  From our inception to March 31, 2005, we have not engaged in any sales activities.  We will evaluate the need to engage sales representatives to sell our products as our business expands, of which there can be no assurance.

We expect to use general parcel and postal services as our distribution methods to fulfill customer orders.  Such services include, without limitation, United Parcel Service, DHL and Federal Express.

Status of any announced new product or service

On January 7, 2005, we purchased private-label bio-degradable chemical cleaning products from AlfaKleen Chemical Laboratories.  These products are currently in our warehouse and are ready for distribution.  Specifically, the products we have in stock are as follows:

Item Name	Description	Volume (gallons)	Purchase Price

"Laundry Magic"	laundry detergent	40	$229.80

"Orange Magic"	all-purpose citrus cleaner	80	$299.60

"Citrus Magic"	heavy-duty citrus degreaser	40	$344.80

"Concrete Magic"	concrete cleaner	40	$449.80

"Carpet Magic"	carpet cleaner	40	$229.80

"Sani-Magic"	sanitizer and cleaner	48	$413.76

"Blue Magic"	toilet bowl cleaner	128	$183.84

"Glass Magic"	glass cleaner	128	$119.84

"Hand Magic"	citrus hand soap	32	$183.94

"Scale Magic"	scale removing compound	40	$449.80

 From our inception to March 31, 2005, we have not generated any revenues from sales of our products.

Industry background and competition

The U.S. market for janitorial and housekeeping cleaning products is diverse and rapidly changing.  The leading chemical cleaning product players are emphasizing core brands, select product launches and expansion in offshore markets to maintain growth.  However, the U.S. is still the largest market for cleaning chemicals.

Alchemy's largest competitor is Ecolab, Inc. - a leading global developer and marketer of premium cleaning, sanitizing, pest elimination, and maintenance and repair products and services for the hospitality, institutional and industrial markets.  Headquartered in St. Paul, MN, Ecolab reaches customers in North America, Europe, Asia Pacific, Latin America, the Middle East and Africa.

On the local scale, we have identified three companies in the Phoenix/Scottsdale region in the State of Arizona: Sun-Ray Chemical Manufacturing Co.; Columbus Chemical Industries, Inc.; and Alameda Chemical and Scientific of Arizona Inc.

In this dynamic and highly competitive industry, product quality and selection are important but insufficient to gain competitive advantage.  We believe that the principal competitive factors pervading in the market include:

1.

Quality of service,

2.

Client relationships and

3.

Reliability and reputation.

Our competitors have longer operating histories, longer client relationships and greater financial, management, sales, marketing and other resources than we do.  Competition depends to a large extent on clients' perception of the quality and effectiveness of our private-labeled merchandise and those of our competitors.  To the extent we lose clients to our competitors because of dissatisfaction our products or customer service, or if our reputation is adversely impacted for any other reason, our future ability to attract customers will be reduced.

Dependence on one or a few major customers

We have not generated any sales, and thus, have no established client base.

Sources and availability of raw materials and the names of principal suppliers

Alchemy will not procure any raw materials, nor will we produce any of the chemical products we intend to sell.  Our plan is to develop a private label line of products through chemical manufacturing companies.  Alchemy has ordered products for private labeling from AlfaKleen Chemical Laboratories.  Alchemy has no alternate supply sources.

Need for any government approval of principal products or services

We are not aware of any need for us to obtain government approval for the products we plan to sell.

Effect of existing or probable government regulations

We have no intention of marketing products that may be considered hazardous or poisonous.  The products we intend to private-label are claimed to be safe for daily use and the environment.  Additionally, these products have been determined as environmentally safe by the United States Department of Agriculture, Food and Drug Administration and GreenSeal.  While we plan to take all commercially practicable measures to meet regulatory requirements and avoid or limit environmental effects, some risks are inherent in our business.  Among the risks are costs associated with managing potentially hazardous substances, waste disposal, fines and penalties if we were found in violation of law, as well as modifications, disruptions or discontinuation of certain operations or types of operations.

In particular, certain phosphate legislation may have an impact on our planned operations.  Various laws and regulations have been enacted by state, local and foreign jurisdictions pertaining to the sale of products containing phosphorous.  The primary thrust of such laws and regulations is to regulate the phosphorous content of home laundry detergents, a market not served by us.  Three types of legislative restrictions are common:

1.

Labeling of phosphorous content,

2.

Percentage limitation on the amount of phosphorous permitted, and

3.

A ban on the use of phosphorous in certain products or in products sold for a particular purpose.

Costs and effects of compliance with environmental laws

Alchemy does not anticipate bearing any direct costs of compliance with environmental laws.

Employees

Alchemy presently has no employees.  Instead, we presently rely on the efforts of our sole director and executive officer, Mr. Sciotto.  We believe that our operations are currently on a small scale that is manageable by this individual on a part-time basis.

Reports to Security Holders

(1)

Alchemy will furnish shareholders with annual financial reports certified by Alchemy's independent accountants.

(2)

Alchemy intends to become a reporting issuer with the Securities and Exchange Commission.  Alchemy will file annual reports on Form 10-KSB, quarterly reports on Form 10-QSB, current reports on Form 8-K and amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended as required to maintain the fully reporting status.

(3)

You may read and copy any materials Alchemy will file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.  The address of that site (http://www.sec.gov).

Item 2. Management's Discussion and Analysis or Plan of Operation

Management's Discussion

We were incorporated in the State of Nevada on April 21, 1999.  We are a startup company with no operations and no employees.  Our efforts have focused primarily on the development and implementation of our business plan.  In our initial operating period from inception to March 31, 2005, we generated no revenues while incurring $32,626 in expenses.  After consideration for $2 in interest income, this resulted in a cumulative net loss of $32,624 for the period.  The cumulative net loss was attributable to general and administrative expenses related to the costs of start-up operations and depreciation expense.  No development related expenses have been or will be paid to our affiliates.  We have yet to commence our planned principal operations.  Our independent auditors have expressed substantial doubt about our ability to continue as a going concern in the independent auditors' report to the financial statements included in this registration statement.  If our business fails, our investors may face a complete loss of their investment.

At the time of incorporation, we had limited to no operations and no funds with which to finance our operations.  In consideration of this dilemma, our former sole officer and director sought investment from third-parties.  As a result, since our incorporation, we have raised capital through private sales of our common equity, as follows:

1.

In May 1999, we issued 2,000 shares of our common stock to John Yamada, our former sole officer and director, in exchange for services performed valued at $1,000.  Adjusted for a 1000-for-1 forward split that occurred on October 29, 2002, the amount of common stock issued to Mr. Yamada was the equivalent of 2,000,000 shares.

2.

In August 2002, we issued 400,000 split-adjusted shares of our common stock to Lynn-Cole Capital Corporation for cash in the amount of $5,000 for investment purpose.  Lynn-Cole Capital is a personal S-Corporation established for personal tax purposes.  Lynn-Cole is 100% owned by Victoria Quiel, who has been a personal acquaintance of Mr. Yamada for over 10 years.

3.

On July 15, 2003, we issued 400,000 split-adjusted shares to Harold W. Sciotto, our current sole officer and director for cash in the amount of $5,000.

4.

On May 17, 2004, we sold an aggregate of 830,000 shares of our common stock in an offering made under Regulation D, Rule 504 to 30 individuals, one of which was Mr. Sciotto, for cash in the amount of $41,500.  Prior to, and up to the time of this offering, our operations were minimal and limited to forming our corporate identity, obtaining seed capital through sales of our equity, establishing our corporate hierarchy and initiated the process of identifying suppliers of bio-degradable cleaning products for potential private-labeling.

Generating sales in the next six to 12 months is important to support our business.  However, we cannot guarantee that we will generate such growth.  As of March 31, 2005, we had $14,869 in cash on hand, which we believe will be sufficient to continue our operations for the next nine to 12 month.  However, if our expenses are greater than anticipated or if we do not generate sufficient cash flow to support our operations over the next nine to 12 months, we may need to raise additional capital by issuing capital stock in exchange for cash in order to continue as a going concern.  There are no formal or informal agreements to attain such financing.  We can not assure you that any financing can be obtained or, if obtained, that it will be on reasonable terms.  Without realization of additional capital, it would be unlikely for us to continue as a going concern.

On December 1, 2004, our founder, John Yamada, resigned as our sole officer and director The loss of our sole employee, who also serves as our sole officer and only director, could force us to go out of business.  Mr. Yamada was previously employed by Ecolab, a company in a similar line of business as the company, from 1990 to 2002, when he relinquished his position with Ecolab.  However, in 2004, Mr. Yamada resumed his employment with Ecolab and was forced to terminate his relationship with Alchemy Enterprises.  In an effort to find a replacement for himself and to preserve continuity of control without our founder and sole officer and director, Mr. Yamada contacted Harold Sciotto, a beneficial owner of our common stock, regarding assuming control of our company in light of the conflict of interest arising from Mr. Yamada's employment with Ecolab.  Mr. Sciotto was resultantly appointed as our new sole officer and director.  Mr. Sciotto subsequently purchased 2,000,000 shares of common stock owned by Mr. Yamada in a private transaction.

Our sole officer and director does not expect to incur research and development costs.

We do not have any off-balance sheet arrangements.

We currently do not own any significant plant or equipment that we would seek to sell in the near future.

We do not consider ourselves a "blank check company," as the term is defined in Regulation C, Rule 419, and we do not intend to engage in a merger with or effect an acquisition of another company in the foreseeable future.

We do not anticipate the need to hire additional full- or part- time employees over the next 12 months, as the services provided by our sole officer and director appear sufficient at this time.  We believe that our operations are currently on a small scale that is manageable by one individual.  We plan to outsource the production of our products, thus our sole officer and director's responsibilities are mainly administrative.

We have not paid for expenses on behalf of any of our directors.  Additionally, we believe that this fact shall not materially change.

Plan of Operation

As of the date of this registration statement Alchemy is a development stage company with no revenues.  We plan to market a line of private-label environmentally safe and bio-degradable industrial janitorial supplies and cleaning products for restaurants, healthcare facilities, national hotel chains, correctional facilities and janitorial supply houses.  We will not produce any products in-house.  We will initially focus our efforts on marketing private-label products manufactured by AlfaKleen Chemical Laboratories, based in Costa Mesa, California.  Manufacturing is the sole responsibility of AlfaKleen.  We are not obligated to purchase a minimum quantity of any chemical product, whether in a particular time frame or otherwise, from AlfaKleen.  We have no other relationships to distribute cleaning products and have not identified any other similar products to bring to market.

Two key objectives have been identified as critical success factors in order for us to implement our planned business operations:

1.

Branding the product and building brand name recognition:  Our objective is to gain general acceptance of the Alchemy brand.  We have established a website as part of our marketing efforts.  The site provides general corporate information, as well as specific information regarding our private-label products.  We seek to upgrade our website with additional graphic and informational content within the next six to nine months.

We plan to market our private-label merchandise directly to property owners, facilities maintenance professionals, wholesale distributors and laundry supply and repair companies in the State of Arizona.  Our goal is to develop and implement a marketing plan within the next 12 months by utilize search engine placement and keyword submission optimization services to increase the visibility of our website to our target market.  We also plan to implement Internet banner advertising to generate visits to our website.  In addition to online advertising, we plan to reach our target market by print advertising in the yellow pages and mailing brochures or postcards to local businesses.

We had initially budgeted up to $8,000 for marketing and promotion expenses, of which $3,596 has been used to develop our website.

2.

        Expanding our private-label product line:  We currently have ten different products, which we private-label from AlfaKleen in our inventory, valued at $3,250.  Our current sole officer and director believes this is sufficient to service approximately six to 10 customers, depending upon the volume of purchases.  We have budgeted an aggregate of $4,000 for inventory, which we believe is sufficient for the next approximately 12 months due to AlfaKleen's order turnaround time of 10 days.  We prefer to rely upon just-in-time inventory delivery to maintain low inventory carrying costs.  However, we plan to continue to evaluate additional cleaning products from other manufacturers to expand our product offerings.  We have not identified any specific manufacturer or product to stock at this time, and there can be no guarantee that we will do so in the next approximately 12 months.

In January 2005, we purchased private-label bio-degradable chemical cleaning products from AlfaKleen Chemical Laboratories.  We have ten different chemical products totaling 616 gallons, which we believe will service six to 10 customers, depending on order volume.  Inventory can typically be replenished within 10 days.  These products are currently being stored in leased warehouse space and are ready for distribution.  Our sole officer and director plans to market these items directly to commercial businesses.  We expect to begin generating sales of our private-label cleaning products in the next three to six months of operations.  Our inventory currently consists of the following items:

Item Name	Description	Volume (gallons)	Purchase Price

"Laundry Magic"	laundry detergent	40	$229.80

"Orange Magic"	all-purpose citrus cleaner	80	$299.60

"Citrus Magic"	heavy-duty citrus degreaser	40	$344.80

"Concrete Magic"	concrete cleaner	40	$449.80

"Carpet Magic"	carpet cleaner	40	$229.80

"Sani-Magic"	sanitizer and cleaner	48	$413.76

"Blue Magic"	toilet bowl cleaner	128	$183.84

"Glass Magic"	glass cleaner	128	$119.84

"Hand Magic"	citrus hand soap	32	$183.94

"Scale Magic"	scale removing compound	40	$449.80

As of March 31, 2005, Alchemy had $14,869 in working cash and $3,250 in inventory available for sale.  This amount, the management believes, will be sufficient to satisfy Alchemy's cash requirements without a need to raise additional funds in the next 12 months.  We anticipate using an additional $1,500 toward website upgrades and maintenance, while we plan to spend up to $3,000 on marketing activities.  In addition, we expect to incur approximately $5,000 in expenses related to being a public reporting company over the next 12 months.  Although our sole officer and director has no specific experience managing a public company, we believe these funds will be sufficient to maintain our status as a reporting company with the SEC.  Rent expense for the next 12 months is expected to be $3,600.  The remaining approximately $6,600 will be allocated as general working capital for non-specific uses.

We cannot predict the stability of current or projected overhead or that we will generate sufficient revenues to maintain our operations without the need for additional capital.  If we do not generate sufficient cash flow to support our operations over the next 12 to 18 months, or if our overhead increases substantially, we may need to raise additional capital by issuing capital stock in exchange for cash in order to continue as a going concern.  There are no formal or informal agreements to attain such financing.  We can not assure you that any financing can be obtained or, if obtained, that it will be on reasonable terms.  Without realization of additional capital, it would be unlikely for us to continue as a going concern.

As of the date of the registration statement, we have no plans to perform any product research and development in the near term.  We do not manufacture any products.  There are no expected purchases of plant or significant equipment.  Also, there are no plans to hire additional personnel in the near term.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Item 3.  Description of Property

We use office space at 3812 N. Gallatin, Mesa, AZ 85215.  Mr. Harold Sciotto, our sole director and officer, is providing the office space at no charge to us.  We believe that this arrangement is suitable given that our current operations are primarily administrative.

Additionally, we lease commercial warehouse space from SanAir Products, a non-related third-party, for the storage of our inventory at 5456 E. McDowell Road, Mesa, Arizona 85215.  This space measures approximately 250 square feet and costs us $300 per month.  The lease agreement was entered into on January 1, 2005 and expires on December 31, 2005.

We believe that we will not need to lease additional administrative offices for at least the next 12 months.  There are currently no proposed programs for the renovation, improvement or development of the facilities we currently use.

Item 4.  Security Ownership of Certain Beneficial Owners and Management

Security ownership of certain beneficial owners

The following table sets forth certain information as of the date of this registration statement with respect to the beneficial ownership of our common stock by any person (including any "group") who is known to us to be the beneficial owner of more than five percent of any class of our voting securities:

(1)	(2)	(3)	(4)
Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class
Common	Lynn-Cole Capital Corporation (Victoria P. Quiel, President) 15811 E. Mustang Dr. Fountain Hills, AZ 85268	400,000	11%

Notes:

(1)  Lynn-Cole Capital is a personal S-Corporation established for personal tax purposes.

Security ownership of management

The following table sets forth certain information as of the date of this registration statement with respect to the beneficial ownership of the Company's common stock by and by the sole director and executive officer:

(1)	(2)	(3)	(4)
Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class
Common	Harold W. Sciotto President and Director 3812 N. Gallatin St. Mesa, AZ 85215	2,440,000	67.22%

Changes in control

On December 1, 2004, our founder, John Yamada, resigned as our sole officer and director.  Mr. Yamada was previously employed by Ecolab, a company in a similar line of business as the company, from 1990 to 2002, when he relinquished his position with Ecolab.  However, in 2004, Mr. Yamada resumed his employment with Ecolab and was forced to terminate his relationship with Alchemy Enterprises.  In an effort to find a replacement for himself and to preserve continuity of control without our founder and sole officer and director, Mr. Yamada contacted Harold Sciotto, a beneficial owner of our common stock, regarding assuming control of our company in light of the conflict of interest arising from Mr. Yamada's employment with Ecolab.  Mr. Sciotto was resultantly appointed as our new sole officer and director.  Mr. Sciotto subsequently purchased 2,000,000 shares of common stock owned by Mr. Yamada in a private transaction not involving Alchemy.  The shares were purchased by Mr. Sciotto in exchange for a note payable in the amount of $50,000.  The note is due on demand and bears interest of 10% per annum.  At the time of the transaction, we had limited to no operations.

Item 5.  Directors and Executive Officers, Promoters and Control Persons

The following sets forth certain information with respect to executive officers, directors, key employees and advisors of Alchemy Enterprises, Ltd. as of the date of this Registration statement:

Name	Age	Position	Period of Service(1)

Harold Sciotto (2)	66	President & Chief Executive Officer	April 2005 - April 2006

Notes:

(1)  Our sole director will hold office until the next annual meeting of the stockholders, which shall be held in April of 2006, and until successors have been elected and qualified.  Our sole officer was appointed by our sole director and will hold office until he resigns or is removed from office.

(2)  Mr. Harold Sciotto has obligations to entities other than Alchemy Enterprises, Ltd.  We plan to rely exclusively on the services of Mr. Sciotto, our sole officer and director, to set up our business operations.  Mr. Sciotto currently works for us on a part-time basis and expects to devote approximately 20 hours per week to our business.  Mr. Sciotto is prepared to dedicate additional time to our operations, as needed.  There are no other full- or part-time employees.

Harold W. Sciotto, President and Director:  From June 1964 until his retirement in May 1993, Sears Roebuck & Company employed Mr. Sciotto in various sales and management positions.  These positions encompassed store sales and department management positions, store merchandise manager, district business manager for six states and store manager of three stores in Arizona.  His duties included, but were not limited to, sales, advertising, personnel management, financial statements and accounting.  From 1989 through the present, Mr. Sciotto was an independent business consultant to various business ventures, including video sales and rentals, tanning and herbal product sales, hair styling salon, and a fast food service restaurant.

Item 6.  Executive Compensation

Executive Compensation

Summary Compensation Table

	Annual Compensation				Long-Term Compensation
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Restricted Stock Awards ($)	Securities Underlying Options (#)	LTIP Payouts ($)	All Other Compen-sation ($)

Harold Sciotto	2004	-	-	-	-	-	-	-
President	2003	-	-	-	-	-	-	-

John Yamada	2003	-	-	-	-	-	-	-
Former President	2002	-	-	-	-	-	-	-
	2001	-	-	-	-	-	-	-

Directors' Compensation

We have no formal or informal arrangements or agreements to compensate our directors for services they provide as directors of our company.

Employment Contracts and Officers' Compensation

We have not entered into employment agreements with Harold Sciotto, our sole officer and director.  We do not currently have plans to pay any compensation to our sole officer and director until such time as we are cash flow positive.

Stock Option Plan and Other Long-term Incentive Plan

We currently do not have existing or proposed option/SAR grants.

Item 7.  Certain Relationships and Related Transactions

In May 1999, Alchemy issued 2,000 shares of its $0.001 par value common stock as founders' shares to John Yamada, the former sole officer and director of Alchemy, for services rendered, valued at $1,000.  The services provided by Mr. Yamada were related to the formation and development of our business plan.  Adjusted for the 1,000-for-1 forward stock split of October 29, 2002, the amount of common stock issued to John Yamada in May 1999 was equivalent to 2,000,000 shares.

On August 13, 2002, Alchemy issued 400 shares of its $0.001 par value common stock to Lynn-Cole Capital Corporation in exchange for cash in the amount of $5,000.  Due to the forward split of 1,000-for-1, the number of shares has been retroactively restated to 400,000.

On July 15, 2003, Alchemy issued 400,000 shares of its $0.001 par value common stock to Harold W. Sciotto, our current sole officer and director, in exchange for cash in the amount of $5,000.  At the time of this transaction, Mr. Sciotto was not an officer or director of Alchemy.

On May 17, 2004, Alchemy closed an offering of our common stock in accordance with Regulation D, Rule 504, registered in Nevada.  Mr. Sciotto, our sole officer and director, purchased 40,000 shares in this offering for a total of $2,000 in cash.  At the time of this transaction, Mr. Sciotto was not an officer or director of Alchemy.

On December 1, 2004, John Yamada, our former sole officer and director, sold the 2,000,000 shares of our common stock in his possession to Harold Sciotto, a shareholder and our current sole officer and director.  This transaction was a private transaction between Messrs. Yamada and Sciotto, in accordance with Section 4(1) of the Securities Act.  The shares were sold in exchange for a note payable in the amount of $50,000.  The note is due on demand and bears interest of 10% per annum.

We use office space at 3812 N. Gallatin, Mesa, AZ 85215.  Mr. Harold Sciotto, our sole director and officer, is providing the office space at no charge to us.  We believe that this arrangement is suitable given that our current operations are primarily administrative.

Item 8.  Description of Securities

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.001 per share.  As of December 31, 2004, we had 3,630,000 shares of common stock outstanding.  The following summary discusses all of the material terms of the provisions of our common stock as set forth in our "Articles of Incorporation" and bylaws.

Common Stock

As a holder of our common stock:

1.

You have equal rights to dividends from funds legally available, ratably, when as and if declared by our Board of Directors;

2.

You are entitled to share, ratably, in all of our assets available for distribution upon liquidation, dissolution, or winding up of our business affairs;

3.

You do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions applicable;

4.

You are entitled to 1 vote per share of common stock you own, on all matters that stockholders may vote, and at all meetings of shareholders; and

5.

Additionally, there is no cumulative voting for the election of directors.

Anti-Takeover Provisions

Our charter and by-laws allow us to authorize the creation and issuance of preferred or common stock with designations and rights that our Board of Directors may determine at their discretion to create voting impediments or to frustrate persons seeking to effect a merger or to otherwise gain control of our company.

Additionally, the anti-takeover provisions of Sections 78.411 through 78.445 of the Nevada Revised Statutes apply to Alchemy.  The Nevada law prohibits us from merging with or selling our company or more than 5% of our assets or stock to any shareholder who owns or owned more than 10% of any stock or any entity related to a 10% shareholder for three years after the date on which the shareholder acquired our shares, unless the transaction is approved by our Board of Directors.  The provisions also prohibit us from completing any of the transactions described in the preceding sentence with a 10% shareholder who has held the shares more than three years and its related entities unless the transaction is approved by our Board of Directors or a majority of our shares, other than shares owned by that 10% shareholder or any related entity.  These provisions could delay, defer or prevent a change in control of our company.  Our articles and by-laws do not contain similar provisions.

PART II

Item 1.  Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

Market Information

There is no established public trading market for our securities and a regular trading market may not develop, or if developed, may not be sustained.  A shareholder in all likelihood, therefore, will not be able to resell his or her securities should he or she desire to do so when eligible for public resale.  Furthermore, it is unlikely that a lending institution will accept our securities as pledged collateral for loans unless a regular trading market develops.  We have no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in any of our securities.

Shares Available Under Rule 144

There are currently 2,840,000 shares of common stock that are considered restricted securities under Rule 144 of the Securities Act of 1933.  All 2,840,000 shares are held by our affiliates, as that term is defined in Rule 144(a)(1).  In general, under Rule 144 as amended, a person who has beneficially owned and held "restricted" securities for at least one year, including "affiliates," may sell publicly without registration under the Securities Act, within any three-month period, assuming compliance with other provisions of the Rule, a number of shares that do not exceed the greater of (i) one percent of the common stock then outstanding or, (ii) the average weekly trading volume in the common stock during the four calendar weeks preceding such sale. A person who is not deemed an "affiliate" of our Company and who has beneficially owned shares for at least two years would be entitled to unlimited resale of such restricted securities under Rule 144 without regard to the volume and other limitations described above.

At the present time, the resale or transfer of the restricted shares of Common Stock are permissible in limited quantities pursuant to Rule 144(e)(1) with notification compliant with Rule 144(h).

Our sole officer and director, possessing approximately 67% of our voting common stock, controls significantly all of our activities and thus, may affect the determination of whether dividends are paid on to our stockholders.

Holders

As of the date of this prospectus, we have 3,630,000 shares of $0.001 par value common stock issued and outstanding held by 31 shareholders of record.  Our transfer agent is Holladay Stock Transfer, Inc., 2939 North 67th Place, Scottsdale, AZ 85251, phone (480) 481-3940.

Dividends

We have never declared or paid any cash dividends on our common stock.  For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on its common stock.  Any future determination to pay dividends will be at the discretion of our sole director and will be dependent upon then existing conditions, including our financial condition and results of operations, capital requirements, contractual restrictions, business prospects, and other factors that the board of directors considers relevant.

Securities authorized for issuance under equity compensation plans

As of the date of this registration statement, there are no securities authorized for issuance by Alchemy under equity compensation plans.

Item 2.  Legal Proceedings

No director, officer, significant employee, or consultant of Alchemy has been convicted in a criminal proceeding, exclusive of traffic violations.

No director, officer, significant employee, or consultant of Alchemy has been permanently or temporarily enjoined, barred, suspended, or otherwise limited from involvement in any type of business, securities or banking activities.

No director, officer, significant employee, or consultant of Alchemy has been convicted of violating a federal or state securities or commodities law.

Alchemy is not a party to any pending legal proceedings.

Item 3.  Changes in and Disagreements with Accountants

There have been no changes in or disagreements with Alchemy's accountants.

Item 4.  Recent Sales of Unregistered Securities

The Articles of Incorporation of Alchemy originally authorized the issuance of 25,000 shares of common stock with par value of $0.001 per share and no shares of preferred stock.  On October 29, 2002, the Board of Directors of Alchemy adopted a corporate action increasing the authorized number of shares of common stock to 25,000,000.  Also on October 29, 2002, Alchemy affected a forward split of its common stock at the ratio of 1,000-for-1.  On January 21, 2005, we again amended our articles of incorporation to increase the authorized number of shares of common stock to 100,000,000.

The following discussion describes all the securities we have sold within the past three fiscal years:

Sales conducted under an exemption from registration provided under Section 4(2)

In May 1999, Alchemy issued 2,000 shares of its $0.001 par value common stock as founders' shares to John Yamada, the former sole officer and director of Alchemy, for services rendered, valued at $1,000.  The services provided by Mr. Yamada were related to the formation and development of our business plan.  Adjusted for the 1,000-for-1 forward stock split of October 29, 2002, the amount of common stock issued to John Yamada in May 1999 was equivalent to 2,000,000 shares.

In August 2002 Alchemy issued 400 shares of its Common Stock to Lynn-Cole Capital Corporation, a sophisticated investor, for cash in the amount of $5,000.  Adjusted for the 1,000-for-1 forward stock split of October 29, 2002, the amount of common stock issued to Lynn-Cole Capital Corporation in August 2002 was equivalent to 400,000 shares.

On July 15, 2003, Alchemy issued 400,000 shares of its $0.001 par value common stock to Harold W. Sciotto in exchange for cash in the amount of $5,000.  Mr. Sciotto, our current sole officer and director, was, at the time of issuance, not an officer or director of Alchemy.

We believe that the transactions delineated above are exempt from the registration provisions of Section 5 of the Securities Act as such exemption is provided under Section 4(2) because:

1.

None of these issuances involved underwriters, underwriting discounts or commissions;

2.

Restrictive legends are placed on all certificates issued;

3.

The distribution did not involve general solicitation or advertising; and

The distributions were made only to insiders, accredited investors or investors who were sophisticated enough to evaluate the risks of the investment.  All sophisticated investors were given access to all information about our business and the opportunity to ask questions and receive answers about our business from our management prior to making any investment decision.

On the basis of the above facts Alchemy claims that the issuances of a total of 2,800,000 (split-adjusted) shares of its Common Stock in May 1999, August 2002, and July 2003 were qualified for the exemption from registration contained in Section 4(2) of the Securities Act of 1933.

Sales conducted under Regulation D

On or about March 1, 2004, the commenced an offering of shares common stock in accordance with Regulation D, Rule 504 of the Securities Act, registered by qualification in the State of Nevada.  On May 17, 2004, we completed the offering, whereby we sold 830,000 shares of common stock, par value, at a price of $0.05 per share to 30 investors, of which 29 are unaffiliated shareholders of record and one is our sole officer and director.  The 30 non-affiliated, non-accredited shareholders hold 790,000 shares of our common stock.  The one affiliated shareholder (Mr. Harold Sciotto) holds 40,000 shares of common stock.  The offering was sold for $41,500 in cash.  All investors were, at the time of purchase, residents of the State of Nevada.

This offering was made in reliance upon an exemption from the registration provisions of the Securities Act of 1933, as amended, in accordance with Regulation D, Rule 504 of the Act.  In addition, this offering was underwritten on a best efforts basis.  In regards to the offering closed in May 2004, listed below are the factual circumstances which support the availability of Rule 504:

1.

At the time of the offering, we were not subject to the reporting requirements of section 13 or section 15(d) of the Exchange Act.  Further, we are not now, nor were we at the time of the offering, considered to be an investment company.  Finally, since inception, we have pursued a specific business plan, and continue to do so.

2.

We were issued a permit to sell securities by the State of Nevada, pursuant to our application for registration by qualification of offering of our common stock in that state.  The application for registration by qualification was filed pursuant to the provisions of NRS 90.490, which requires the public filing and delivery to investors of a substantive disclosure document before sale.  In May 2004, we completed an offering of shares of common stock pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended, and the registration by qualification of said offering in the State of Nevada, whereby we sold 830,000 shares of our common stock to a total of 30 shareholders.  One of these purchasers is our sole officer and director, although at the time of purchase, he was not.  The entire offering was conducted exclusively in the State of Nevada, pursuant to the permit issued by the State of Nevada.

3.

The aggregate offering price for the offering closed in May 2004 was $41,500, all of which was collected from the offering.

Item 5.  Indemnification of Directors and Officers

Pursuant to the provisions of NRS 78.751, we shall indemnify our directors, officers and employees as follows: Every director, officer, or employee of Alchemy shall be indemnified by us against all expenses and liabilities, including counsel fees, reasonably incurred by or imposed upon him/her in connection with any proceeding to which he/she may be made a party, or in which he/she may become involved, by reason of being or having been a director, officer, employee or agent of Alchemy or is or was serving at the request of Alchemy as a director, officer, employee or agent of Alchemy, partnership, joint venture, trust or enterprise, or any settlement thereof, whether or not he/she is a director, officer, employee or agent at the time such expenses are incurred, except in such cases wherein the director, officer, employee or agent is adjudged guilty of willful misfeasance or malfeasance in the performance of his/her duties; provided that in the event of a settlement the indemnification herein shall apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of Alchemy.  Alchemy shall provide to any person who is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of Alchemy as a director, officer, employee or agent of the corporation, partnership, joint venture, trust or enterprise, the indemnity against expenses of a suit, litigation or other proceedings which is specifically permissible under applicable law.

The Articles of Incorporation of the Company provide for every person who was or is a party to, or is threatened to be made a party to, or is involved in any such action, suit or proceeding, whether civil, criminal, administrative or investigative, by the reason of the fact that he or she, or a person with whom he or she is a legal representative, is or was a director of the corporation, or who is serving at the request of the corporation as a director or officer of another corporation, or is a representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the laws of the State of Nevada from time to time against all expenses, liability and loss (including attorneys' fees, judgments, fines, and amounts paid or to be paid in a settlement) reasonably incurred or suffered by him or her in connection therewith.  Such right of indemnification shall not be exclusive of any other right of such directors, officers or representatives may have or hereafter acquire, and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law, or otherwise, as well as their rights under this article.

The Bylaws of the Company provide for indemnification of its directors, officers and employees against all expenses and liabilities as a result of any suit, litigation or other proceedings for damages.  We have further been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities is asserted by an affiliate or our company in connection with the securities being registered, we will submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Alchemy Enterprises, Ltd.

(A Development Stage Company)

Balance Sheets

as of

December 31, 2004 and 2003

and

Statement of Operations,

Stockholders' Equity, and

Cash Flows

For the years ended

December 31, 2004 and 2003

and

for the Period

April 21, 1999 (Date of Inception)

through

December 31, 2004

Beckstead and Watts, LLP

Certified Public Accountants

2425 W Horizon Ridge Parkway

Henderson, NV 89052

702.257.1984 (tel.)

702.362.0540 (fax)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying balance sheet of Alchemy Enterprises, Ltd. (the "Company") (A Development Stage Company), as of December 31, 2004 and 2003, and the related statement of operations, stockholders' equity, and cash flows for the years then ended, and for the period from April 21, 1999 (Date of Inception) to December 31, 2004.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alchemy Enterprises, Ltd. (A Development Stage Company) as of December 31, 2004 and 2003, and the results of its operations and cash flows for the years then ended, and for the period April 21, 1999 (Date of Inception) to December 31, 2004, in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern.  As discussed in Note 3 to the financial statements, the Company has had limited operations and have not commenced planned principal operations.  This raises substantial doubt about its ability to continue as a going concern.  Management's plans in regard to these matters are also described in Note 3.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Beckstead and Watts, LLP

February 23, 2005

F1

Alchemy Enterprises, Ltd.

(a Development Stage Company)

Balance Sheets

	December 31,
	2004	2003
Assets
Current assets:
Cash	$23,763	$1,164
Total current assets	23,763	1,164

Fixed assets, net	1,856	-

	$25,619	$1,164

Liabilities and Stockholders' Equity

Current liabilities:	$-	$-

Stockholders' equity:
Common stock, $0.001 par value, 100,000,000 shares
authorized, 3,630,000 and 2,800,000 shares issued and
outstanding as of 12/31/04 and 12/31/03, respectively	3,630	2,800
Additional paid-in capital	48,870	8,200
(Deficit) accumulated during development stage	(26,881)	(9,836)
	25,619	1,164

	$25,619	$1,164

The accompanying notes are an integral part of these financial statements.

F2

Alchemy Enterprises, Ltd.

(a Development Stage Company)

Statements of Operations

			April 21, 1999
	For the years ended		(Inception) to
	December 31,		December 31,
	2004	2003	2004

Revenue	$ -	$ -	$ -

Expenses:
General and administrative expenses	16,914	4,370	25,750
General and administrative expenses - related party	-	-	1,000
Depreciation	133	-	133
Total expenses	17,047	4,370	26,883

Other income:
Interest income	2	-	2

(Loss) before provision for taxes	(17,045)	4,370	(26,881)

Provision for income taxes	-	-	-

Net (loss)	$ (17,045)	$ (4,370)	$ (26,881)

Weighted average number of
common shares outstanding - basic and fully diluted	3,320,740	2,586,301

Net (loss) per share - basic and fully diluted	$ (0.01)	$ (0.00)

The accompanying notes are an integral part of these financial statements.

F3

Alchemy Enterprises, Ltd.

(a Development Stage Company)

Statement of Stockholders' Equity

				(Deficit)
				Accumulated
Common Stock			Additional	During	Total
			Paid-in	Development	Stockholders'
	Shares	Amount	Capital	Stage	Equity
May 1999
Founders shares
issued for services	2,000,000	$ 1,000	$ -	$ -	$ 1,000

Net (loss)
April 21, 1999
(Inception) to
December 31, 1999				(1,000)	(1,000)

Balance, December 31, 1999	2,000,000	1,000	-	(1,000)	-

Net (loss)
For the year ended
December 31, 2000				-	-

Balance, December 31, 2000	2,000,000	1,000	-	(1,000)	-

Net (loss)
For the year ended
December 31, 2001				-	-

Balance, December 31, 2001	2,000,000	1,000	-	(1,000)	-

August 2002
Shares issued for cash	400,000	5,000			5,000

October 2002
Recapitalization adjustment		(3,600)	3,600		-

Net (loss)
For the year ended
December 31, 2002				(4,466)	(4,466)

Balance, December 31, 2002	2,400,000	2,400	3,600	(5,466)	534

July 2003
Shares issued for cash	400,000	400	4,600		5,000

Net (loss)
For the year ended
December 31, 2003				(4,370)	(4,370)

Balance, December 31, 2003	2,800,000	$ 2,800	$ 8,200	$ (9,836)	$ 1,164

May 2004
Issued for cash	830,000	830	40,670		41,500

Net (loss)
For the year ended
December 31, 2004				(17,045)	(17,045)

Balance, December 31, 2004	3,630,000	$3,630	$48,870	$(26,881)	$25,619

The accompanying notes are an integral part of these financial statements.

F4

Alchemy Enterprises, Ltd.

(a Development Stage Company)

Statements of Cash Flows

			April 21, 1999
	For the years ended		(inception) to
	December 31,		December 31,
	2004	2003	2004
Cash flows from operating activities
Net (loss)	$ (17,045)	$ (4,370)	$ (26,881)
Adjustments to reconcile net (loss) to
net cash (used) by operating activities:
Shares issued for services	-	-	1,000
Depreciation	133	-	133
Net cash (used) by operating activities	(16,912)	(4,370)	(25,748)

Cash flows from investing activities
Purchase of fixed assets	(1,989)	-	(1,989)
Net cash (used) by investing activities	(1,989)	-	(1,989)

Cash flows from financing activities
Issuances of common stock	41,500	5,000	51,500
Net cash provided by financing activities	41,500	5,000	51,500

Net increase in cash	22,599	630	23,763
Cash - beginning	1,164	534	-
Cash - ending	$ 23,763	$ 1,164	$ 23,763

Supplemental disclosures:
Interest paid	$ -	$ -	$ -
Income taxes paid	$ -	$ -	$ -

Non-cash transactions:
Shares issued for services	$ -	$ -	$ 1,000
Number of shares issued for services	-	-	2,000,000

The accompanying notes are an integral part of these financial statements.

F5

Alchemy Enterprises, Ltd.

(a Development Stage Company)

Notes

Note 1 - History and organization of the company

The Company was organized April 21, 1999 (Date of Inception) under the laws of the State of Nevada, as Alchemy Enterprises, Ltd.  The Company has no operations and in accordance with SFAS #7, the Company is considered a development stage company.  The Company was initially authorized to issue 25,000 shares of its no par value common stock.

The Company has had no operations and is considered a development stage company.  The business of the Company is to market a private-label bio-degradable product line.  Since inception, the Company's operations have been limited primarily to startup and development activities, which include the following:

1.

Formation of the Company and obtaining start-up capital;

2.

Obtaining capital through sales of its common stock;

3.

Developing its corporate hierarchy, including naming directors to the board, appointing executive officers and setting forth a business plan;

4.

Identifying and contacting suppliers of bio-degradable cleaning products;

5.

Purchasing inventory for sale; and

6.

Establishing a website.

On October 29, 2002, the Company amended its articles of incorporation to increase its authorized capital to 25,000,000 shares with a par value of $0.001.

Note 2 - Accounting policies and procedures

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.  Actual results could differ from those estimates.

Cash and cash equivalents

The Company maintains a cash balance in a non-interest-bearing account that currently does not exceed federally insured limits.  For the purpose of the statements of cash flows, all highly liquid investments with an original maturity of three months or less are considered to be cash equivalents. There were no cash equivalents as of December 31, 2004 and 2003, respectively.

Equipment

The cost of equipment is depreciated over the following estimated useful life of the equipment utilizing the straight-line method of depreciation:

Equipment	5 years

Revenue recognition

The Company recognizes revenue and gains when earned and related costs of sales and expenses when incurred.

Advertising costs

The Company expenses all costs of advertising as incurred.  There were no advertising costs included in selling, general and administrative expenses in 2004 and 2003.

Impairment of long-lived assets

Long-lived assets held and used by the Company are reviewed for possible impairment whenever events or circumstances indicate the carrying amount of an asset may not be recoverable or is impaired. No such impairments have been identified by management at December 31, 2004 and 2003.

F6

Alchemy Enterprises, Ltd.

(a Development Stage Company)

Notes

Note 2 - Accounting policies and procedures (continued)

Loss per share

Net loss per share is provided in accordance with Statement of Financial Accounting Standards No. 128 (SFAS #128) "Earnings Per Share". Basic loss per share is computed by dividing losses available to common stockholders by the weighted average number of common shares outstanding during the period.  The Company had no dilutive common stock equivalents, such as stock options or warrants as of December 31, 2004 and 2003.

Reporting on the costs of start-up activities

Statement of Position 98-5 (SOP 98-5), "Reporting on the Costs of Start-Up Activities," which provides guidance on the financial reporting of start-up costs and organizational costs, requires most costs of start-up activities and organizational costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998. With the adoption of SOP 98-5, there has been little or no effect on the Company's financial statements.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fair value of financial instruments

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2004 and 2003.  The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. Fair values were assumed to approximate carrying values for cash and payables because they are short term in nature and their carrying amounts approximate fair values or they are payable on demand.

Income Taxes

The Company follows Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" ("SFAS No. 109") for recording the provision for income taxes.  Deferred tax assets and liabilities are computed based upon the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate applicable when the related asset or liability is expected to be realized or settled.  Deferred income tax expenses or benefits are based on the changes in the asset or liability each period.  If available evidence suggests that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized.  Future changes in such valuation allowance are included in the provision for deferred income taxes in the period of change.

Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods.  Deferred taxes are classified as current or non-current, depending on the classification of assets and liabilities to which they relate.  Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse.

General and administrative expenses

The significant components of general and administrative expenses consists of meals and entertainment expenses, legal and professional fees, outside services, office supplies, postage, and travel expenses.

F7

Alchemy Enterprises, Ltd.

(a Development Stage Company)

Notes

Note 2 - Accounting policies and procedures (continued)

Segment reporting

The Company follows Statement of Financial Accounting Standards No. 130, "Disclosures About Segments of an Enterprise and Related Information". The Company operates as a single segment and will evaluate additional segment disclosure requirements as it expands its operations.

Dividends

The Company has not yet adopted any policy regarding payment of dividends.  No dividends have been paid or declared since inception.

Recent pronouncements

In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4. SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handing costs, and spoilage. This statement requires that those items be recognized as current period charges regardless of whether they meet the criterion of "so abnormal" which was the criterion specified in ARB No. 43. In addition, this Statement requires that allocation of fixed production overheads to the cost of production be based on normal capacity of the production facilities. This pronouncement is effective for the Company beginning October 1, 2005. The Company does not believe adopting this new standard will have a significant impact to its financial statements.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment, which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees and amends SFAS No. 95, Statement of Cash Flows. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The new standard will be effective for the Company in the first interim or annual reporting period beginning after December 15, 2005. The Company expects the adoption of this standard will have a material impact on its financial statements assuming employee stock options are granted in the future.

Year end

The Company has adopted December 31 as its fiscal year end.

Note 3 - Going concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As shown in the accompanying financial statements, the Company has incurred a net loss of ($26,881) for the period from April 21, 1999 (inception) to December 31, 2004, and has no sales.  The future of the Company is dependent upon its ability to obtain financing and upon future profitable operations from the development of its new business opportunities. Management believes that it has raised enough funds to sustain operations for a period of twelve months.  The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

These conditions raise substantial doubt about the Company's ability to continue as a going concern.  These financial statements do not include any adjustments that might arise from this uncertainty.

F8

Alchemy Enterprises, Ltd.

(a Development Stage Company)

Notes

Note 4 - Fixed assets

Fixed assets as of December 31, 2004 consisted of the following:

Computer equipment	$1,989
Accumulated depreciation	(133)
$1,856

During the years ended December 31, 2004 and 2003, the Company recorded depreciation expense of $133 and $0, respectively.

Note 5 - Income taxes

For the years ended December 31, 2004 and 2003, the Company incurred net operating losses and, accordingly, no provision for income taxes has been recorded. In addition, no benefit for income taxes has been recorded due to the uncertainty of the realization of any tax assets. At December 31, 2004, the Company had approximately $26,881 of federal and state net operating losses. The net operating loss carryforwards, if not utilized, will begin to expire in 2019.

The components of the Company's deferred tax asset are as follows:

	As of December 31
	2004	2003
Deferred tax assets:
Net operating loss carryforwards	17,045	4,370
Total deferred tax assets	17,045	4,370

Net deferred tax assets before valuation allowance	17,045	4,370
Less: Valuation allowance	(17,045)	(4,370)
Net deferred tax assets	$-0-	$-0-

For financial reporting purposes, the Company has incurred a loss in each period since its inception. Based on the available objective evidence, including the Company's history of losses, management believes it is more likely than not that the net deferred tax assets will not be fully realizable. Accordingly, the Company provided for a full valuation allowance against its net deferred tax assets at December 31, 2004 and 2003.

A reconciliation between the amount of income tax benefit determined by applying the applicable U.S. and State statutory income tax rate to pre-tax loss is as follows:

	Year Ended December 31
	2004	2003
Federal and state statutory rate	$(5,796)	$(1,486)
Change in valuation allowance on deferred tax assets	5,795	1,486
	$-0-	$-0-

Note 6 - Stockholders' equity

The Company is authorized to issue 25,000,000 shares of its $0.001 par value common stock.

On October 29, 2002, the Company effected a 1000-for-1 forward stock split of its $0.001 par value common stock.

All share and per share amounts have been retroactively restated to reflect the splits discussed below.

F9

Alchemy Enterprises, Ltd.

(a Development Stage Company)

Notes

On May 1, 1999, the Company issued 2,000 shares of its no par value common stock as founders' shares to an officer and director in exchange for services rendered in the amount of $1,000. Due to the forward split of 1000-for-1, the number of shares has been retroactively restated to 2,000,000.

On August 13, 2002, the Company issued 400 shares of its $0.001 par value common stock to an unrelated third party in exchange for cash in the amount of $5,000. Due to the forward split of 1 000-for-1, the number of shares has been retroactively restated to 400,000.

On July 15, 2003, the Company issued 400,000 shares of its $0.001 par value common stock to an unrelated third party in exchange for cash in the amount of $5,000.

On May 17, 2004, the Company closed their Regulation D, Rule 504 offering, registered in Nevada, and issued a total of 830,000 shares of its $0.001 par value common stock in exchange for cash of $41,500.

As of December 31, 2004, there have been no other issuances of common stock.

Note 7 - Warrants and options

As of December 31, 2004 and 2003, there were no warrants or options outstanding to acquire any additional shares of common stock.

Note 8 - Related party transactions

Office space and services are provided without charge by a director and shareholder.  Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein.  The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities.  If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests.  The Company has not formulated a policy for the resolution of such conflicts.

Note 9 - Subsequent events

On January 1, 2005, the company executed a one year lease agreement for commercial space at a rate of $300 per month.

On January 21, 2005, the Company amended its articles of incorporation to increase the authorized capital to 100,000,000 shares of $0.001 par value common stock.

F10

Alchemy Enterprises, Ltd.

(a Development Stage Company)

Balance Sheet

(unaudited)

March 31,
2005
Assets

Current assets:
Cash	$14,869
Inventory	3,250
Total current assets	18,119

Fixed assets, net	1,757

$19,876

Liabilities and Stockholders' Equity

Current liabilities	$-

Stockholders' equity:
Common stock, $0.001 par value, 100,000,000 shares
authorized, 3,630,000 shares issued and outstanding	3,630
Additional paid-in capital	48,870
(Deficit) accumulated during development stage	(32,624)
19,876

$19,876

The accompanying notes are an integral part of these financial statements.

F-1-

Alchemy Enterprises, Ltd.

(a Development Stage Company)

Statements of Operations

(unaudited)

	Three Months Ended		April 21, 1999
	March 31,		(Inception) to
	2005	2004	March 31, 2005

Revenue	$-	$-	$-

Expenses:
General and administrative expenses	5,644	3,154	31,394
General and administrative expenses-related party	-	-	1,000
Depreciation	99	-	232
Total expenses	5,743	3,154	32,626

Other income:
Interest income	-	-	2
Total other income	-	-	2

(Loss) before provision for income taxes	(5,743)	(3,154)	(32,624)

Provision for income taxes	-	-	-

Net (loss)	$(5,743)	$(3,154)	$(32,624)

Weighted average number of
common shares outstanding - basic and fully diluted	3,630,000	2,800,000

Net (loss) per share - basic and fully diluted	$(0.00)	$(0.00)

The accompanying notes are an integral part of these financial statements.

F-2-

Alchemy Enterprises, Ltd.

(a Development Stage Company)

Statements of Cash Flows

(unaudited)

Three Months Ended		April 21, 1999
March 31,		(Inception) to
2005	2004	March 31, 2005
Cash flows from operating activities
Net (loss)	$(5,743)	$(3,154)	$(32,624)
Adjustments to reconcile net (loss) to
net cash (used) by operating activities:
Shares issued for services	-	-	1,000
Depreciation	99	-	232
Changes in operating assets and liabilities:
(Increase) in inventory	(3,250)	-	(3,250)
Increase in accounts payable	-	2,149	-
Net cash (used) by operating activities	(8,894)	(1,005)	(34,642)

Cash flows from investing activities
Purchase of fixed assets	-	-	(1,989)
Net cash (used) by investing activities	-	-	(1,989)

Cash flows from financing activities
Issuance of common stock	-	-	51,500
Net cash provided by financing activities	-	-	51,500

Net increase (decrease) in cash	(8,894)	(1,005)	14,869
Cash - beginning	23,763	1,164	-
Cash - ending	$14,869	$159	$14,869

Supplemental disclosures:
Interest paid	$-	$-	$-
Income taxes paid	$-	$-	$-

Non-cash transactions:
Shares issued for services	$-	$-	$1,000
Number of shares issued for services	-	-	2,000,000

The accompanying notes are an integral part of these financial statements.

F-3-

Alchemy Enterprises, Ltd.

(a Development Stage Company)

Notes

Note 1 - Basis of presentation

The interim financial statements included herein, presented in accordance with United States generally accepted accounting principles and stated in US dollars, have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission.  Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading.

These statements reflect all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for fair presentation of the information contained therein.  It is suggested that these consolidated interim financial statements be read in conjunction with the financial statements of the Company for the year ended December 31, 2003 and notes thereto included in the Company's 10-SB registration statement.  The Company follows the same accounting policies in the preparation of interim reports.

Results of operations for the interim periods are not indicative of annual results.

Note 2 - History and organization of the company

The Company has had no operations and is considered a development stage company.  The business of the Company is to market a private-label bio-degradable product line.  Since inception, the Company's operations have been limited primarily to startup and development activities, which include the following:

1.

Formation of the Company and obtaining start-up capital;

2.

Obtaining capital through sales of its common stock;

3.

Developing its corporate hierarchy, including naming directors to the board, appointing executive officers and setting forth a business plan;

4.

Identifying and contacting suppliers of bio-degradable cleaning products;

5.

Purchasing inventory for sale; and

6.

Establishing a website.

On January 21, 2005, the Company amended its articles of incorporation to increase its authorized capital to 100,000,000 shares with a par value of $0.001.

Note 3 - Going concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern.  As shown in the accompanying financial statements, the Company has incurred a net loss of ($32,374) for the period from April 21, 1999 (inception) to March 31, 2005, and had no sales.  The future of the Company is dependent upon its ability to obtain financing and upon future profitable operations from the development of its new business opportunities.

In the event additional capital is required, the President of the Company has agreed to provide funds as a loan over the next twelve-month period, as may be required.  However, the Company is dependent upon its ability, and will continue to attempt, to secure equity and/or debt financing.  There are no assurances that the Company will be successful and without sufficient financing it would be unlikely for the Company to continue as a going concern.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

These conditions raise substantial doubt about the Company's ability to continue as a going concern.  These financial statements do not include any adjustments that might arise from this uncertainty.

F-4-

Alchemy Enterprises, Ltd.

(a Development Stage Company)

Notes

Note 4 - Fixed assets

Fixed assets as of March 31, 2005 consisted of the following:

Computer equipment	$ 1,989
Accumulated depreciation	(232)
$ 1,757

Note 5 - Commitments and contingencies

Leases:

The Company leases warehouse space in Mesa, Arizona.  Future minimum lease payments as of March 31, 2005 are as follows:

Year	Amount
2005	$ 2,700

Rent expense for warehouse space for the three months ended March 31, 2005 amounted to $900.

Note 6 - Related party transactions

Office services are provided without charge by a director and shareholder.  Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein.  The sole officer and director of the Company is involved in other business activities and may, in the future, become involved in other business opportunities.  If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and his other business interests.  The Company has not formulated a policy for the resolution of such conflicts.

F-5-

PART III

Item 1. Index to Exhibits

Exhibit Number	Name and/or Identification of Exhibit

3	Articles of Incorporation & By-Laws
a. Articles of Incorporation of the Company filed April 21, 1999*
b. Certificate of Amendment to Articles of Incorporation filed on October 29, 2002
c. Certificate of Amendment to Articles of Incorporation filed on January 21, 2005*
d. By-Laws of the Company adopted May 1, 1999*

10	Material Contracts
a. Purchase Order
b. Commercial Lease Agreement
c. Private Label License

99	Other Exhibits
a. Promisary Note

* Incorporated by reference herein filed as exhibits the Company's Form SB-2 Registration Statement filed on March 3, 2005.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

ALCHEMY ENTERPRISES, LTD.
(Registrant)
Date:	July 12, 2005	By:	/s/ Harold W. Sciotto
(Signature)
Harold W. Sciotto, President
(Name and Title)